Exhibit 99.2

MERUS LABS INTERNATIONAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended March 31, 2016 and 2015

The following section of our report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the three and six months ended March 31, 2016 compared to the three and six months ended March 31, 2015. The analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements (the “Financial Statements”) for the three and six months ended March 31, 2016 and the related notes thereto.

The date of this MD&A is May 11, 2016.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include:

•	the Company’s expectations regarding sales from its existing products, including its sales forecasts;

•	the Company’s ability to acquire new products;

•	the Company’s expectations regarding it ability to raise capital, including its ability to secure the financing necessary to enable us to acquire new products;

•	the Company’s expectations regarding sales from products that we acquire or license;

•	the Company’s forecasts regarding its operating expenditures, including general and administrative expenses,

•	the Company’s expectations regarding the development of its target markets;

•	the Company’s expectations regarding government regulations of its products and any new products that we acquire;

•	the Company’s expectations regarding currency exchange rates;

•	the Company’s expectations regarding income taxes;

•	the Company’s plans, objectives and targets for future revenue growth and operating performance;

•	the Company’s plans and objectives regarding new products that it may acquire; and

•	the Company’s forecast business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	our ability to successfully market and sell our products;

•	our ability to service existing debt;

•	our ability to increase sales of our existing products;

•	our ability to acquire new products and, upon acquisition, to successfully market and sell new products that we acquire;

•	our ability to achieve the financing necessary to complete the acquisitions to new products;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	the acceptance of our products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	determinations by regulatory and reimbursement agencies in various countries including Canada and Europe regarding the maximum reimbursement price payable for the products that we sell;

•	core patent protection for our product portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of our products;

•	the inability to adequately protect our key intellectual property rights;

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•	the loss of key management or scientific personnel;

•	the activities of our competitors and specifically the commercialization of innovative or generic products that compete in the same category as our products;

•	the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, included in the Company’s annual report on Form 40-F.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for the business of the Company;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents.

All historical financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

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Corporate History

The Company was originally formed on December 19, 2011 by the amalgamation of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”) pursuant to an arrangement agreement dated November 10, 2011 pursuant to the Business Corporations Act (British Columbia). Envoy was originally incorporated under the laws of the Province of British Columbia as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario in December 1997. the shareholders voted to amend Envoy’s articles of incorporation by changing its name to Envoy Capital Group Inc. In connection with the amalgamation of Envoy and Old At Envoy’s annual general meeting held on March 30, 2007Merus, Envoy continued from the jurisdiction of the Province of Ontario to the Province of British Columbia on December 16, 2011.

Old Merus was incorporated under the laws of the Province of British Columbia on November 9, 2009 under the name 0865346 B.C. Ltd. On January 22, 2010, Old Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp. and Merus Labs Inc. (“Merus Labs”).

On October 1, 2012, the Company amalgamated with Merus Labs, a wholly owned subsidiary of the Corporation continuing under the name “Merus Labs International Inc.”

The Company’s head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

•	On patent but at maturity stage of product life cycle
•	Branded generics
•	Under promoted products
•	Niche market pharmaceuticals
•	Products with annual sales below the critical threshold for large pharma

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus is primarily Europe and Canada.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

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Business Model for Acquisition of Diversified Legacy Products

Merus believes that it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. Merus believes that this strategy will provide it with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that its approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as Merus can purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus’ plan is to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus achieves cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, its cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intend to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

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OVERVIEW

During the last twelve months ended March 31, 2016 and up to the date of this MD&A, the Company announced the following:

•	March 30, 2016 – Merus Announces Re-Election of Directors

•	February 23, 2016 - Merus Announces Inaugural Deal with Sanofi

•	February 19, 2016 - Merus Announces $27 million Bought Deal

•	February 1, 2016 – Merus Reaches Agreement to Acquire Three Cardiovascular Products

•	July 10, 2015 – Merus Announces Filing of Preliminary Base Shelf Prospectus

•	June 3, 2015 – Merus Provides Update on German Reimbursement Review

•	June 1, 2015 – Merus Announces Closing of Over-Allotment Option

•	May 28, 2015 – Merus Labs to Present at Jefferies 2015 Healthcare Conference in New York

•	May 26, 2015 – Merus Appoints Frank Rotmann VP & Head of European Operations

•	May 22, 2015 – Merus Acquires Specialty Product Rights in Multiple Countries

•	April 30, 2015 – Merus Announces Closing of $60.0 Million Bought Deal Financing

OVERALL PERFORMANCE

For the three months ended March 31, 2016, the Company incurred a net loss of $3,425,860 compared to net income of $1,763,637 for the three months ended March 31, 2015. For the three months ended March 31, 2016, EBITDA1 was $8,883,705, compared to $9,417,277 for the prior year comparative period. Adjusted EBITDA, which adds back non-cash share based compensation expense, foreign exchange, derivative losses and (gains), investment expenses and acquisition costs, was $11,040,791, compared to $9,389,152 for the prior year comparative period. As at March 31, 2016, the Company had an accumulated deficit of $65,612,494.

Cash provided by operating activities of the Company was $5,832,010 for the three months ended March 31, 2016, compared to cash provided by continuing operations of $8,025,823, for the three months ended March 31, 2015.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of God and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

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The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation, foreign exchange and derivative gains or losses, investment income or expense, and acquisition costs. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015

Net loss for the period	$(3,425,860)	$1,763,637	$(4,340,880)	$1,547,593

Interest expense	3,022,480	1,789,874	3,970,109	3,380,506
Income tax expense	129,877	124,547	261,438	252,332
Depreciation	3,765	3,780	7,619	7,691
Amortization	9,153,443	5,735,439	16,510,144	11,687,922

EBITDA	$8,883,705	$9,417,277	$16,408,430	$16,876,044

Add/(Deduct):
Acquisition costs	1,930,600	-	2,282,919	-
Non-cash stock based compensation	483,222	1,063,786	1,575.395	1,435,522
Investment income	201	(467)	84	(612)
Foreign exchange gains	622,431	(991,322)	51,734	(1,228,140)
Derivative losses (gains)	(879,368)	(100,122)	(742,496)	(134,376)

Adjusted EBITDA	$11,040,791	$9,389,152	$19,576,066	$16,948,438

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PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health, anticoagulants, cholinergic agents, hormone replacement therapies, and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc. A key patent protecting Emselex®/Enablex® expires in August 2016, however, the Company also has a Supplementary Protection Certificate ("SPC") which is expected to provide an additional barrier to generic entrants until October 2019 in most European markets.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product was not being actively marketed, we have entered into promotion and distribution agreements with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Other than Switzerland and Canada, the territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

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Cardiovascular Portfolio

Anticoagulents

Anticoagulants prevent stroke and systemic embolism in patients with Atrial Fibrillation. Atrial Fibrillation (AF) is the most common cardiac arrhythmia (heart rhythm disorder) and is associated with palpitations, chest pain, or congestive heart failure. Embolism refers to where a clot exists and breaks off and flows into the blood stream later clogging an artitery. Antigoagulants treat and prevent deep vein thrombosis (DVT) and pulmonary embolism (PE) and also prevent venous thromboembolic events (VTE) in patients who have undergone hip or knee replacement surgery.

•	Atrial Fibrillation: AF affects 1–2% of the population and likely to increase in the next 50 years. Prevalence of AF increases with age, from 0.5% at age 40-50, to 5–15% at age 80. Over 6 million Europeans suffer arrhythmia with prevalence estimated to double in the next 50 years
•	VTE: Approximately 1.1 million venous thromboembolic events occur each year across the EU encompassing: DVT events - 61% of total and PE events - 39% of total

Global Industry Analysts Inc., one of the world’s largest market research publishers, projected that the global anticoagulants market will soon surpass $11.2Bn, driven by an aging global population, rising incidence of cardiovascular diseases, cancers, and acute hip and knee complications, as well as emergence of innovative therapeutics targeting new and previously targeted clotting factors.

Anticoagulants are a rapidly evolving market for both legacy and emerging treatment regimes. Dominated by just two therapy classes – vitamin K antagonist and heparin injectables; the anticoagulants industry has come a long way since the 1990s, when advancements in thrombotic disease detection and increased physician awareness were major drivers for market growth. Market growth is currently led by the arrival of novel therapeutics as well as favorable demographic tailwinds. The United States and Europe dominate the global anticoagulants market, which is expected to grow dramatically as advanced therapeutics present brighter prospects for coagulation as well as patient management. While novel drugs are likely to impact the market sometime in near future, factors that already influence market prospects include increasing use of low molecular weight heparins, patient population (Baby Boomers reaching age of retirement), and additional indications for existing drugs. Future impact of anticoagulants is expected to mainly result from enormous patient potential. Among these, an aging population at growing risk of venous and arterial problems and patients on long-term anticoagulation would be the major influencers. Currently, the global anticoagulants market is led by vitamin K antagonist (VKA), unfractionated heparin and low molecular weight heparins (heparins). The injectable anticoagulants market has maintained a steady pace over the years with more number of patients receiving anticoagulation with one or more of the injectable therapies. From 2008 to Sept 2013 total European VKA sales have grown from $188MM to $225MM with Warfarin and Acenocoumarol as the only molecules representing annual growth in each respective year.

Sintrom®

In September 2014, the Company acquired from Novartis, in certain European countries, the rights to manufacture, market, and sell the branded prescription medicine product Sintrom® (acenocoumarol). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases. Sintrom® has been available in Europe for over 50 years and in calendar year 2013 the product had net sales of approximately US$28 million in the territories acquired.

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Sintrom was approved in Europe in the early 1950’s and its patent expired in 1964. As a result, the product has not only been on the European market for over five decades but also faced generic competition over the same period. It is important to note that the product is not subject to intense competition from generics given the legacy nature of the product (effective and well known), its low price and strong market share. These key competitive features make the product uneconomical for new generic entries.

VKA’s represent a fraction of the price of NOAC’s. Within the VKA European market, Sintrom is priced in the mid-tier with the generic version of the drug representing the lowest price at almost half of Sintrom. It is important to note that generic versions of Sintrom are only available in four European countries; Netherlands, Poland, Romania and Hungary. From a competition perspective, the threat of generics remains low for several reasons: 1) Sintrom along with other VKA’s are legacy drugs and are priced to compete with generics providing an economic barrier; 2) Europe is highly fragmented with multiple local registration requirements for generics providing a political barrier; and 3) Sintrom has an established brand in these market and has increased sales in some countries despite presence of a generic.

Sintrom’s key competition in the Vitamin K antagonist (VKA) segment of the anticoagulant business is Warfarin and Marcoumar. Warfarin holds the largest market share and is sold in several different countries under different brand names. Warfarin is the chemical name for Coumadin and is manufactured as a generic by several different manufactures including Barr, Sandoz, Merck, Taro, and others. Warfarin is a direct competitor of Sintrom, but not a generic substitute because although similar, it is not the same molecule. The major difference between the above noted products is biological half-life (T ½ or biological half-life is the time required for an organism to eliminate one-half of a substance which has been introduced into it). The key benefit of Sintrom is because it has a shorter biological half-life, doctors are able to adjust dosages in the short term and can more readily apply an antidote. Both Warfarin and Marcoumar have a longer life and thus provide more constant long term plasma levels.

New Oral Anti-Coagulants (NOAC’s) such as Pradaxa (Boehringer Ingelheim), Xarelto (Bayer) and Eliquis (Apixaban) obtained EMA approval in 2011/2012 with patent expiry in 2020/2023. These products are the “next generation” of anti-coagulants and have many benefits over legacy anti-coagulants such as VKA’s and as a result many international guidelines recommend NOAC as the preferred option. However, VKAs in some countries are still the preferred option due to local guidelines, broad physician experience, and low price (NOAC's can be up to 50 times more expensive). NOAC’s are superior to VKA’s in terms of safety, efficacy and therapeutic window and for this reason have received much attention since their introduction. However, these drugs exhibit one key issue – in emergency bleeds or surgery, physicians are unable to medically administer an antidote unlike VKA’s. Furthermore, given NOAC’s do not require the same level of monitoring, VKA’s provide physicians with greater oversight over patient progress prompting emergency avoidance. Lastly, doctors have been using VKA’s for decades and as a result are comfortable with dosing, monitoring procedures and reversals vs NOAC’s.

Sintrom is sold predominantly through distributors with whom Merus already has established relationships. Sintrom will be sold by the distributors to wholesalers and pharmacy networks.

Sintrom will continue to be manufactured by Novartis and its contract organizations for a period of time in order to allow Merus to transition the product manufacturing to a contract manufacturer and obtain the related approvals. The transition to a third party manufacturer is expected to provide additional cost savings. The Company has signed agreements with two contract manufacturers and is currently undergoing the technology transfer process.

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The Company funded the Sintrom® acquisition with cash on hand (from operations and equity financings), the issuance of preferred shares, and a debt facility provided to Merus by a syndicate of lenders which also refinanced the Company’s existing debt. Pursuant to the acquisition, Merus in-licensed the Sintrom® trademark, certain related intellectual property, and acquired other information and materials required to continue commercializing the brand in the territories acquired.

Recent Acquisition

On February 1, 2016, the Company announced that it had entered into an agreement with UCB to acquire rights to Elantan®, Isoket® and Deponit® in Europe and select other markets. These products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease.  The portfolio consists of established prescription products with proven safety and efficacy, predictable future cash flows, and no patent cliff. Geographic coverage is similar to existing commercial platform, with over 80 percent of revenue in countries where Merus’ existing products are currently sold. Products are currently sold in 20 European countries plus Mexico, Turkey and South Korea. A variety of formats are available, including tablet, spray, patch and injectable presentations.

Nitrates

Nitrates act by reducing cardiac work by reducing afterload, dilating the venous side of the circulation and having a direct dilator effect on coronary arteries.

Coronary artery disease, which accounts for almost half of cardiovascular mortality globally, has five major manifestations: the acute coronary syndromes (ACS) of (1) myocardial infarction, (2) unstable angina and (3) sudden death, and the chron1c syndromes of (-1) stable angina and (5) heart failure. Symptoms of acute coronary disease are often rnore severe than those for chronic artery disease, and the ep1sodes last longer. The incidence of ACS is 200-300/100,000 per year for women and 500-700/100,000 per year for men. The prevalence is approximately 5% for women over the age of 55 and approximately 10% for men, with a mean age of diagnosis of 62 years. Coronary artery disease prevalence has been increasing worldw1de, both in Western and develop1ng markets, owing to a variety of lifestyle and other factors such as ageing of the population and growth in diabetes. There are a number of treatments aimed at reducing the risk of coronary artery disease developing or it resulting in a catastrophic acute event. Nitrates belong to the category of direct symptomatic treatments, alongside beta blockers (BBs), angiotensin-converting enzyme (ACE) inhibitors and calcium channel blockers (CCBs).

Acute therapy w1th direct treatments is initiated to limit the amount of ischaemic damage by increasing coronary blood flow (i.e. oxygen supply) and/or reducing myocardial work and oxygen consumption. Nitrates in particular act by reducing cardiac work by reducing afterload, dilating the venous side of the circulation, and having a direct dilator effect on coronary arteries. Nitrates can be more easily titrated than CCBs, due to their short action and rapid clearance from the blood. Thus, short-acting nitrates are the vasodilators of choice for ACS. According to the European Society of Cardiology (ESC) guidelines, sub-lingual or IV nitrates are recommended for first-line treatment for the control of ischaemic symptoms and for patients with evidence of heart failure, in the case of unstable angina and in the acute phase of myocardial infarction. In practice, these nitrates are given to patients early on admission for suspected ACS.

Treatments for coronary artery disease including nitrates are prescribed mainly by cardiologists and emergency room physicians, many of whom are also cardiologists.

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Nitrates Market

The nitrate market is heavily commoditized and genericized with multiple delivery formats including immediate release tablets, prolonged release tablets, capsules, solution for infusion, transdermal patches and oromucosal spray. Nitrates are used for both acute and chronic treatment of coronary artery disease, congestive heart failure, pulmonary hypertension, chronic heart failure and acute left ventricular failure. Coronary artery disease prevalence has been increasing worldwide due to a variety of lifestyle and other factors such as an aging population and growth in diabetes.

Elantan®, Isoket® and Deponit®

European sales make up the majority of the revenue from this portfolio. Historically, UCB has relied on partners to sell its Nitrates in select regions. Each partnership involves a combination of license, promotion, co-marketing, supply and/or distribution. Each partnership must be managed independently and maximized to realize full product value. The Company has identified opportunities in optimizing the distribution network as well as additional select promotion in some territories. Opportunities also exist to launch the products in certain new markets and to expand formulations in existing markets.

South Korea is the 2nd largest market for the nitrates portfolio. The Company takes over a supply and distribution partnership in Korea with a partner that purchases product exclusively from UCB at a fixed price with minimum sales targets. They receive a distribution fee and service fee for promotional services. Exchange rates have been relatively stable over the past year, with an average appreciation of about 7% per year against the Canadian dollar.

The Company will take over multiple contracts including the contract manufacturing agreements with a third party manufacturer. There are currently no plans to change production facilities.

The Company has agreed to acquire product rights for a one-time payment of €92 million or 2.7 times last 12 months net revenue of approximately €34 million.  The acquisition will be funded with cash-on-hand and a new Euro-denominated five year term debt facility.

Cholinergic Agents

Cholinergic agents work by increasing the secretion of saliva from the salivary glands, which helps to relieve dry mouth. Pilocarpine is considered to be the gold standard, however there are less effective alternative therapies (non-pilocarpine) that exist.

Salagen

In May 2015, Merus acquired the product rights to Salagen (pilocarpine hydrochloride) capsules from Novartis AG in 18 European territories. Salagen® is indicated for xerostomia following radiation therapy, in addition to Sjogren's syndrome. Salagen® had total sales of approximately $7.8 million in 2014. The first marketing authorization was received in 2001 (in EU) and the product has no patent life remaining.

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Hormone Replacement Therapies

Hormone replacement therapies (HRT’s) use estrogen to alleviate menopausal systems or osteoporosis.

Estraderm

In May 2015, Merus acquired the product rights to Estraderm MX (β-Estradiol) transdermal patches from Novartis AG in six markets, four of which are in Europe. Estraderm® is indicated to manage certain symptoms of post-menopause and to prevent osteoporosis related to menopause. Estraderm® sales were approximately $3.6 million in 2014. The first marketing authorization was received in 2001 (in EU) and the product has no patent life remaining.

Sanofi Portfolio

On February 23, 2016, the Company, through one of its wholly owned subsidiaries, entered into an agreement with Sanofi S.A. (“Sanofi”) to acquire the rights to the Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products (the “Sanofi Products”) in France for a purchase price of €22.5 million. Surgestone® and Provames® are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia and Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm. The acquisition of the Sanofi Products was completed on March 7, 2016.

The acquisition of the Sanofi Products pursuant to the Sanofi Purchase Agreement was funded by (i) the proceeds of a special warrants offering, together with (ii) an additional advance under the Company’s Amended and Restated Credit Facility.

The hormone therapy market is heavily commoditized and genericized with various pill, patch and gel formulations. In 2002, the Women's Health Initiative (WHI), a US government study, found hormone-replacement therapy could raise the risk of heart disease, stroke and cancer. Now, after examining the data in more detail, some experts are reaching a more nuanced view of the risks and benefits and concluding that hormone therapy may still be a good option for healthy women in their 50s, depending on their symptoms. The market for hormone therapy is now growing due to demographic factors

Anti-infectives

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a published report. Antibacterials represent the largest segment of the anti-infectives market globally. The competitive landscape remains highly fragmented, however Merck and GSK are market leaders in the category.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

13

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Changes in the Competitive Landscape

Enablex

During 2014, the Company was informed by the German Federal Joint Committee (G-BA), responsible for directives on drug reimbursement policy, of their plan to introduce a single reimbursement class for all anticholinergic-based OAB products in the German market. On December 4, 2015, the proposed maximum reimbursement prices per product were published. Based on the new prices, the Company could expect to see a reduction of approximately 60% in prices in Germany. The new price became effective April 1, 2016, and as such, the Company was obligated to reimburse distributors for unsold inventory purchased at the higher price. The Company has made an appropriate accrual for this amount in its financial statements.

Arbitration Proceeding

The Company has received notice of a request for arbitration from the original owner of the Company’s former Factive® product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen Pharma, Inc. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. The original owner is seeking an award for damages relating to an alleged breach of contract, as well as disgorgement of revenues and other benefits derived by the Company from sales of Factive. The Company is defending the claim and has denied any liability to the original owner. The Company and Cornerstone have each asserted claims against the other, seeking indemnity and damages related to the original owner’s claim. In the first quarter of fiscal 2016, the Company's counsel presented its final arguments in the proceedings. A decision is expected in the next few months.

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RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

For the three months ended March 31, 2016, the Company incurred a net loss of $3,425,860 ($0.03 per share), compared to a net income of $1,763,367 ($0.03 per share) for the prior year comparative period. EBITDA for the three months ended March 31, 2016 was $8,883,705, compared to EBITDA for the prior year of $9,417,277. Adjusted EBITDA, which adds back non-cash stock based compensation, foreign exchange, derivative losses and (gains), investment expenses and acquisition costs, was $11,040,791 for the three months ended March 31, 2016, compared to $9,389,152 for the prior year comparative period.

Revenues and Gross Margin

	Three months ended March 31
	2016	2015
Revenue:
Enablex/Emselex	$6,432,816	$9,152,365
Sintrom	6,334,608	2,855,705
Nitrates portfolio	2,901,425	-
Sanofi portfolio	564,815	-
Salagen	1,872,585	-
Vancocin	442,992	672,416
Estraderm	1,154,312	-
Total Revenue	19,703,553	12,680,486
Cost of Goods Sold	5,806,349	1,443,086
Gross Margin	$13,897,204	$11,237,400

Revenues were $19,703,553 for the three months ended March 31, 2016 compared to revenues of $12,680,486 for the three months ended March 31, 2015. Revenues in the prior year comparative period were attributable to sales of Vancocin, Enablex and Sintrom. Revenues during the three months ended March 31, 2016 also include sales of Salagen and Estraderm, acquired in May 2015, as well as revenue from products acquired under the two recent acquisitions of the nitrates portfolio from UCB and the Sanofi women's health portfolio.

Gross margin for the three months ended March 31, 2016 was $13,897,204 (71%) compared to gross margin of $11,237,400 (89%) for the three months ended March 31, 2015. The lower margin as a percentage of revenue in the current period is primarily a result of the transition from recording Sintrom on a net basis (as discussed below) to a gross basis.

Revenues attributable to Enablex for the three months ended March 31, 2016 were $6,432,816, compared to $9,152,365 for the three months ended March 31, 2015. Revenues for Enablex were lower in the current year period compared to the prior year due primarily to the lower price for Enablex in Germany, its biggest market. A new, maximum reimbursable price for Emselex in Germany, effective April 1, 2016, required the Company to reimburse wholesalers and distributors for the price difference for stock on hand. Further, revenues for the three months ended March 31, 2015 were higher than usual due to the normalization of inventory levels with a new partner in Germany. While volumes are expected to remain relatively stable going forward, revenue from Germany will be lower by approximately 60% compared to the prior year due to a reduction in the maximum reimbursable price.

15

Revenues from Sintrom during the three months ended March 31, 2016 were $6,334,608, compared to $2,855,705 for the three months ended March 31, 2015. The increase is primarily related to the transition from recording Sintrom on a net basis to a gross basis. On a gross basis, revenue would have been $8,114,344 and $7,074,063 in the current and prior period, respectively. Revenue was higher in the current quarter due to an increase in shipments to Spain, more than offsetting shipments to the rest of Europe which were slightly lower than in the same period last year due to the transition of commercial operations from Novartis to Merus.

During the current period, the Company recorded the majority of Sintrom revenues in the statements of operations on a gross basis. In prior quarters, most of the revenue was recorded on a net basis, whereby revenues were recorded net of cost of goods and selling expenses, subject to a transition arrangement whereby Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations. Had the Company recorded Sintrom on a gross basis, revenues and cost of goods would have been higher by $1,779,736 in the current period and $4,218,358 in the prior year period.

Revenues from the newly-acquired nitrates portfolio in the period were $2,901,425. Revenues were recorded from February 4, 2016, the date of acquisition, through March 31, 2016. Similar to Sintrom, revenues from the nitrates portfolio were recorded on a net basis, whereby revenues were recorded net of cost of goods and selling expenses. Had the Company recorded nitrates portfolio revenues on a gross basis, revenues and cost of goods would have been higher by $4,111,317. Cost of goods were higher than expected in the current period as the Company works through inventory which existed at the time of acquisition. The existing inventory is required to be purchased at a higher transfer price as part of the agreement. This situation is expected to continue into fiscal Q3 2016, at which time newly produced goods will be purchased at a lower cost.

Revenues from the women's health portfolio acquired from Sanofi during the period were $564,815. These revenues represent net sales from the date of acquisition, March 7, 2016, through March 31, 2016. These revenues have been, and will continue to be, recorded on a gross basis as the nature of the arrangement means that the Company is deemed to be acting as principal from the date of acquisition.

Revenues from Salagen during the three months ended March 31, 2016 were $1,872,585. Similar to Sintrom, during the current period, the Company recorded Salagen revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses. Had the Company recorded Salagen on a gross basis, revenues and cost of goods would have been higher by $325,087.

Revenues from Estraderm during the three months ended March 31, 2016 were $1,154,312. Similar to Sintrom, during the current period, the Company recorded Estraderm revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses. Had the Company recorded Estraderm on a gross basis, revenues and cost of goods would have been higher by $298,657.

Revenues attributable to Vancocin were $442,992 for the three months ended March 31, 2016, compared to $672,416 for the three months ended March 31, 2015. The decrease in revenue from this product on an year-over-year basis is entirely related to the true-up of the product’s return provision as the Company experienced higher than usual returns during the period. Gross sales however were indicative of a stabilization in the market subsequent to the entry of a second generic Vancomycin during the third quarter of fiscal 2014.

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Selling and Marketing Expense

The Company incurred selling and marketing expenses of $1,190,472 for the three months ended March 31, 2016, compared to $345,334 for the three months ended March 31, 2015. Selling and marketing expenses include all costs related to marketing, promoting and selling the products. Certain amounts in the prior period have been reclassified in order to better reflect true selling costs and improve comparability. Selling and marketing expenses were higher during the current year primarily due to the fact the Company was operating more products in the current quarter with the transfer of the majority of Sintrom marketing authorizations and ongoing activities for Salagen, Estraderm and the newly acquired portfolios from UCB and Sanofi.

General and Administrative Expense

General and administrative expenses for the three months ended March 31, 2016 were $1,665,941, compared to $1,502,914 for the three months ended March 31, 2015. General and administrative expenses specifically exclude the impact of non-cash share based compensation, which had been previously included. General and administrative expenses in the current year increased slightly compared to the previous year, primarily due increased headcount, increased investment in business development and due diligence with respect to potential acquisitions, and the scaling up of operations due to a larger product portfolio.

Share-based Compensation

Share-based compensation costs in the current period were lower primarily due to a grant of stock options to management and employees during the prior period. In prior periods, grants had typically been done during the second fiscal quarter, whereas in the current year they were issued in the first quarter.

Acquisition Costs

The Company incurred acquisition costs of $1,930,600 for the three months ended March 31, 2016, compared to $nil for the three months ended March 31, 2015. Acquisition costs relate to the acquisition of the nitrates portfolio from UCB and the women's health portfolio from Sanofi.

Amortization of Intangible Assets

The three months ended March 31, 2016 included amortization expense of $9,153,443, compared to $5,735,439 for the three months ended March 31, 2015. The increase in amortization is mainly due to the additions of the new products in the current quarter as well as the addition of Salagen and Estraderm to the portfolio in the third quarter of fiscal 2015.

Interest Expense and Foreign Exchange Gains and Losses

Interest expense of $3,022,480 was incurred during the three months ended March 31, 2016, compared to $1,789,874 for the three months ended March 31, 2015. The higher interest charges relate to the higher average outstanding debt balance during the current year period in connection with the credit facility refinancing that was executed in February 2016.

Foreign exchange losses of $622,431 were recorded in the three months ended March 31, 2016, primarily due to the depreciation in value of US dollar and Euro denominated balances. Foreign currency gains of $991,322 were recorded in the prior year due to the appreciation of the USD dollar and Euro compared to the Canadian dollar.

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Derivative gains of $879,368 were recorded in the three months ended March 31, 2016, primarily related to the settlement and mark-to-market of favourable Euro foreign exchange hedges during the period. Derivative gains of $100,122 were recorded in the prior year primarily due to the settlement and mark-to-market of favourable Euro foreign exchange hedges.

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RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 2016 AND 2015

For the six months ended March 31, 2016, the Company incurred a net loss of $4,340,880 ($0.04 per share), compared to a net income of $1,547,593 ($0.02 per share) for the prior year. EBITDA for the six months ended March 31, 2016 was $16,408,430, compared to EBITDA for the prior year of $16,876,044. Adjusted EBITDA, which adds back non-cash stock based compensation, foreign exchange, investment expenses and acquisition costs, was $19,576,066 for the six months ended March 31, 2016, compared to $16,948,438 for the prior year.

Revenues and Gross Margin

Revenues and Gross Margin

	Six months ended March 31
	2016	2015
Revenue:
Enablex/Emselex	$14,227,114	$15,116,933
Sintrom	11,592,870	6,697,813
Nitrates portfolio	2,901,425	-
Sanofi portfolio	564,815	-
Salagen	3,483,948	-
Vancocin	1,279,788	1,493,717
Estraderm	1,579,444	-
Total Revenue	35,629,404	23,308,463
Cost of Goods Sold	10,291,160	2,702,758
Gross Margin	$25,338,244	$20,605,705

Revenues were $35,629,404 for the six months ended March 31, 2016 compared to revenues of $23,308,463 for the six months ended March 31, 2015. Revenues in the prior year comparative period were attributable to sales of Vancocin and Enablex as well as sales of Sintrom. In the current year period, revenues include sales of Salagen and Estraderm, acquired mid-2015, as well as sales of nitrates and women’s health products acquired from UCB and Sanofi, respectively, during the period. In addition, Sintrom revenues were recorded on a net basis in the prior year period, whereas in the current period, the majority of revenues from Sintrom are recorded on a gross basis, as described below.

Gross margin for the six months ended March 31, 2016 was $25,338,244 (71%) compared to gross margin of $20,605,705 (88%) for the six months ended March 31, 2015. The higher margin as a percentage of revenue in the prior period is primarily a result of recording Sintrom sales on a net basis.

Revenues from Sintrom during the six months ended March 31, 2016 were $11,592,870, compared to $6,697,813 in the same period last year. During the prior period, the Company recorded Sintrom revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses, subject to a transition arrangement whereby Novartis continues to provide certain sales and distribution functions. During the prior period the Company was considered to be acting as an agent rather than principal and revenues were recorded on a net basis. Had the Company recorded Sintrom on a gross basis in both periods, revenues and cost of goods would have been higher by $3,409,900 in the 2016 period and $8,258,683 in the 2015 period.

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Revenues attributable to Enablex for the six months ended March 31, 2016 were $14,227,114, compared to $15,116,933 for the six months ended March 31, 2015. Revenues for Enablex were slightly lower in the current period compared to the same period last year due primarily to sales in Germany being impacted by a new maximum reimbursable price.

Revenues attributable to Vancocin were $1,279,788 for the six months ended March 31, 2016, compared to $1,493,717 for the six months ended March 31, 2015. The decrease in revenue from this product in the current fiscal year was primarily due to the true-up of the product’s return provision as the Company experienced higher than usual returns during the period.

Selling and Marketing Expense

The Company incurred sales and marketing expenses of $2,583,028 for the six months ended March 31, 2016, compared to $950,037 for the six months ended March 31, 2015. Sales and marketing expenses were higher during the current period, primarily due to the increased size of the Company's portfolio.

General and Administrative Expense

General and administrative expenses for the six months ended March 31, 2016 were $3,179,150 compared to $2,707,230 for the six months ended March 31, 2015. The increase in the current period is mainly due to ramping up operations for the new acquisitions, including increased headcount and other business development initiatives.

Amortization of Intangible Assets

The six months ended March 31, 2016 included amortization expense of $16,510,144, compared to $11,687,922 for the six months ended March 31, 2015. The increase in amortization is mainly due to the addition of the nitrates portfolio.

Interest Expense and Foreign Exchange Gains and Losses

Interest expense of $3,970,109 was incurred during the six months ended March 31, 2016, compared to $3,380,506 for the six months ended March 31, 2015. The higher interest charges relate to the increased debt levels taken on in conjunction with the recent acquisition transactions.

Foreign exchange losses of $51,734 were recorded in the six months ended March 31, 2016, which were more than offset by gains of $742,496 on the derivatives used to hedge some of the currency exposure. In the prior period, foreign currency gains of $1,228,140 were realized despite gains on the derivatives, due mainly to favourable movements in the Euro and the timing of exchange contract settlement.

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SUMMARY OF QUARTERLY RESULTS

Seasonality

Merus’ product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues have not indicated that any of the Company's products will have seasonal variations which would materially impact revenue.

	Q2 2016	Q1 2016	Q4 2015	Q3 2015

Revenues	$19.70 million	$15.93 million	$16.14 million	$9.51 million
Gross margin	$13.90 million	$11.44 million	$12.12 million	$8.69 million

Net income (loss)	$(3.43) million	$(0.92) million	$0.02 million	$(1.81) million

Earnings (loss) per share:
Basic	$(0.03)	$(0.01)	$0.00	$(0.02)
Diluted	$(0.03)	$(0.01)	$0.00	$(0.02)

EBITDA[1]	$8.88 million	$7.57 million	$7.15 million	$5.84 million

	Q2 2015	Q1 2015	Q4 2014	Q3 2014

Revenues	$12.68 million	$10.63 million	$6.02 million	$7.18 million
Gross margin	$11.24 million	$9.37 million	$5.09 million	$5.82 million

Net income (loss)	$1.76 million	$(0.22) million	$(4.55) million	$(0.17) million

Earnings (loss) per share:
Basic	$0.03	$(0.00)	$(0.06)	$(0.00)
Diluted	$0.03	$(0.00)	$(0.06)	$(0.00)

EBITDA	$9.42 million	$7.46 million	$4.78 million	$3.76 million

1EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

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LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at March 31, 2016, excluding provisions and obligations related to long term debt, the Company had working capital of $21,823,725 compared to $51,966,350 at September 30, 2015. The decrease in working capital was primarily a result of the acquisition of two new product portfolios in the second quarter of fiscal 2016, which required the use of a significant amount of cash on hand.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations, while strategically looking for new acquisitions. In February 2016, in conjunction with the two new acquisitions, the Company refinanced its credit facility to a new Euro-denominated term loan. The new loan provided approximately $120 million in new capital. In addition, the Company completed a bought deal financing of special warrants for gross proceeds of $27 million in March 2016. The new funds, along with cash on hand were used to acquire two baskets of products totalling approximately $175 million.

The Company generates significant positive cash flow from operations, however, the Company may raise additional financing, if required, to pursue the acquisition of other pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by operations of the Company was $5,832,210 for the three months ended March 31, 2016 compared to $8,025,823 for the three months ended March 31, 2015. The decrease in cash flows from operations in the current year period was primarily due to the build up of working capital related to the new acquisitions, as well as higher interest expenses.

Cash provided by financing activities for the three months ended March 31, 2016 was $136,334,067, compared to $3,697,585 of cash used for financing in the same period last year. As discussed above, the cash provided by financing was mainly from new debt, as well as additional equity from the special warrants issuance.

Cash used by investing activities was $175,121,374 for the three months ended March 31, 2016 compared to cash used by investing activities of $260,450 for the three months ended March 31, 2015. Cash used during the current period related to the acquisition of the nitrates portfolio from UCB and the women’s health portfolio from Sanofi. Cash used for investing in the prior period related to capitalized development costs involved in the transfer of manufacturing operations.

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COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

March 31, 2016
Less than 1 year	$284,293
1 to 2 years	300,540
2 to 3 years	300,540
Thereafter	601,080
Total	$1,486,453

(b) Liability settlement

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

		Fiscal three months ended September 30
At March 31, 2016	Total	2016	2017	2018	Thereafter
Operating line	$5,000,000	$5,000,000	$-	$-	$-
Debt	164,975,369	16,497,537	32,995,075	32,995,075	82,487,682
Accounts payable and accrued liabilities	9,170,146	9,170,146	-	-	-
Income taxes payable	1,386,298	1,386,298	-	-	-
Total	$180,531,813	$32,053,981	$32,995,075	$32,995,075	$82,487,682

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At March 31, 2016, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015

Salaries	$567,532	$534,181	$1,068,679	$838,792
Share based compensation	483,222	1,063,786	1,575,395	1,435,522
	$1,050,754	$1,597,967	$2,644,074	$2,274,314

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CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policies

There were no changes in the Company’s critical accounting policies during the period.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2016, management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at March 31, 2016, the Company’s internal controls over financial reporting were operating effectively.

There were no material changes made to the Company’s internal controls over financial reporting during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, management assessed disclosure controls and procedures to be effective as of March 31, 2016.

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DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at May 11, 2016 the Company had 102,599,906 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of February 11, 2015, the Company had 10,000 Series A Preferred Shares issued and outstanding, each with a liquidation value of $1,000, for a total value of $10,000,000. The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem these Preferred Shares after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium.

Stock Options

The Company has 5,498,500 stock options outstanding as at May 11, 2016.

Share Purchase Warrants

The Company has 14,250,000 special warrants outstanding as at May 11, 2016. The Special Warrants are governed by the terms and conditions set forth in the Special Warrant Indenture. Subject to the terms and conditions of the Special Warrant Indenture, each of the Special Warrants entitles the holder thereof to acquire one Underlying Share for each Special Warrant, subject to adjustments in certain circumstances, without payment of additional consideration. Under the Special Warrant Indenture, the Company agreed to use its commercially reasonable best efforts to file a prospectus supplement further to the Prospectus in order to qualify the issuance of the Underlying Shares upon conversion of the Special Warrants in Canada. Pursuant to the terms of the Special Warrant Indenture, the Special Warrants will automatically convert into the Underlying Shares upon the earlier of (i) the third business day following the filing of a prospectus supplement, and (ii) the date that is four months and one day from the date of the closing of the Offering.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

25

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
(Expressed in Canadian dollars)

As at:		March 31	September 30
		2016	2015

Assets

Current assets
Cash and cash equivalents		$10,644,076	$40,987,177
Short-term investments		3,125	3,234
Trade and other receivables		18,054,557	14,202,624
Inventories	note 2	8,365,431	6,799,805
Prepaid expenses		346,920	332,274
		37,414,109	62,325,114
Non-current assets
Property and equipment	note 4	110,239	119,205
Intangible assets	note 2, 5	351,376,403	201,539,290
Total assets		$388,900,751	$263,983,609

Liabilities and Equity

Current liabilities
Operating line	note 7	5,000,000	-
Accounts payable and accrued liabilities		9,170,146	8,314,307
Income taxes payable		1,386,298	1,150,791
Derivative liabilities	note 3	33,870	893,666
Long term debt due within one year	note 7	31,721,071	15,463,595
		47,311,385	25,822,359
Non-current liabilities
Provisions	note 6	330,861	167,656
Long term debt	note 7	129,513,458	47,248,414
Preferred shares	note 9	9,947,730	9,947,730
Total liabilities		187,103,434	83,186,159

Equity
Share capital	note 8	185,070,086	184,534,553
Equity reserve	note 8	38,255,641	37,215,779
Special warrants	note 8	25,289,411	-
Accumulated deficit		(65,612,494)	(61,271,614)
Accumulated other comprehensive income		18,794,673	20,318,732
Total equity		201,797,317	180,797,450
Total liabilities and equity		$388,900,751	$263,983,609

Commitments and contingencies (note 10)

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

26

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(Expressed in Canadian dollars)

		Three months ended March 31		Six months ended March 31
		2016	2015	2016	2015
		(restated - note 16)		(restated - note 16)

Revenues		$19,703,553	$12,680,486	$35,629,404	$23,308,463
Cost of goods sold		5,806,349	1,443,086	10,291,160	2,702,758
Gross margin		13,897,204	11,237,400	25,338,244	20,605,705

Operating expenses:
Selling and marketing		1,190,472	345,334	2,583,028	950,037
General and administrative	note 10, 11	1,665,941	1,502,914	3,179,150	2,707,230
Share-based compensation	note 8, 11	483,222	1,063,786	1,575,395	1,435,522
Acquisition costs		1,930,600	-	2,282,919	-
Amortization of intangible assets	note 5	9,153,443	5,735,439	16,510,144	11,687,922
Depreciation	note 4	3,765	3,780	7,619	7,691
Foreign exchange losses (gains)		622,431	(991,322)	51,734	(1,228,140)
		15,049,874	7,659,931	26,189,989	15,560,262

Operating (loss) income		(1,152,670)	3,577,469	(851,745)	5,045,443

Interest expense, net		3,022,480	1,789,874	3,970,109	3,380,506
Derivative gains	note 3, 7	(879,368)	(100,122)	(742,496)	(134,376)
Investment income (loss)		201	(467)	84	(612)

(Loss) income before income taxes		(3,295,983)	1,888,184	(4,079,442)	1,799,925

Income tax expense	note 12	129,877	124,547	261,438	252,332

Net (loss) income for the period		$(3,425,860)	$1,763,637	$(4,340,880)	$1,547,593

(Loss) earnings per share
Basic		$(0.03)	$0.03	$(0.04)	$0.02
Diluted		$(0.03)	$0.03	$(0.04)	$0.02

Weighted average number of common shares outstanding - basic		107,454,302	54,027,137	104,899,750	81,235,579
Weighted average number of common shares outstanding - diluted		107,454,302	54,027,137	104,899,750	81,235,579

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

27

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015

Net (loss) income for the period	$(3,425,860)	$1,763,637	$(4,340,880)	$1,547,593

Other comprehensive income
Items that may be reclassified to income:
Currency translation differences	(2,870,070)	(5,152,633)	(1,524,059)	(6,539,759)
	-	-
Other comprehensive loss for the period	(2,870,070)	(5,152,633)	(1,524,059)	(6,539,759)

Total comprehensive loss	$(6,295,930)	$(3,388,996)	$(5,864,939)	$(4,992,166)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

28

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015

Operating activities

Net (loss) income for the period	$(3,425,860)	$1,763,637	$(4,340,880)	$1,547,593

Adjustments for the following items:
Amortization of intangible assets	9,153,443	5,735,439	16,510,144	11,687,922
Depreciation	3,765	3,780	7,619	7,691
Interest expense	3,022,480	1,789,874	3,970,109	3,380,506
Income tax expense	129,877	124,547	261,438	252,332
Unrealized losses (gains) on foreign exchange	344,275	(373,470)	835,950	(426,043)
Share-based compensation	483,222	1,063,786	1,575,395	1,435,522
Change in fair value of derivative financial instruments	(544,609)	108,898	(859,796)	123,934
Interest paid	(1,665,086)	(1,625,430)	(2,467,615)	(3,040,566)

Net change in non-cash working capital balances:
Provisions	167,655	(129,366)	163,205	(106,084)
Trade and other receivables	(5,952,499)	(1,286,021)	(3,851,933)	(4,353,411)
Prepaid expenses	145,242	(65,268)	(14,646)	(94,273)
Inventories	(2,366)	380,116	80,924	(131,367)
Accounts payable and accrued liabilities	4,005,000	572,590	855,839	971,722
Income taxes payable	(32,529)	(37,289)	(14,602)	(37,289)
Net cash provided by operating activities	5,832,010	8,025,823	12,711,151	11,218,189

Financing activities
Proceeds from debt issuance, net of issuance costs	172,620,265	-	172,620,265	-
Repayment of long-term debt	(61,575,609)	(4,000,000)	(65,575,609)	(8,000,000)
Private placement proceeds	25,289,411	-	25,289,411	-
Proceeds from exercise of stock options	-	302,415	-	302,415
Net cash provided by (used in) financing activities	136,334,067	(3,697,585)	132,334,067	(7,697,585)

Investing activities:
Acquisition of business	(175,052,582)	-	(175,052,582)	-
Capitalized development costs	(69,017)	(259,983)	(335,846)	(531,640)
Short-term investments	225	(467)	109	(612)
Net cash used in investing activities	(175,121,374)	(260,450)	(175,388,319)	(532,252)

Net change in cash and cash equivalents	(32,955,297)	4,067,788	(30,343,101)	2,988,352

Cash and cash equivalents, beginning of period	43,599,373	13,279,131	40,987,177	14,358,567

Cash and cash equivalents, end of period	$10,644,076	$17,346,919	$10,644,076	$17,346,919

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

29

Merus Labs International Inc.
Condsend Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian dollars)

	Share capital	Equity reserve	Special warrants	Accumulated deficit	Accumulated other comprehensive income (AOCI)	Total equity

Balance, September 30, 2014	$123,808,971	$35,132,914	$-	$(61,033,735)	$6,780,105	$104,688,255

Share-based compensation (note 8)	-	1,435,522	-	-	-	1,435,522

Stock option exercise (note 8)	489,269	(186,854)	-	-	-	302,415

Cancellation of shares in escrow (note 8)	(68,333)	68,333	-	-	-	-

Net loss for the period	-	-	-	1,547,593	-	1,547,593

Other comprehensive income	-	-	-	-	(6,539,759)	(6,539,759)

Balance, March 31, 2015	$124,229,907	$36,449,915	$-	$(59,486,142)	$240,346	$101,434,026

Balance, September 30, 2015	$184,534,553	$37,215,779	$-	$(61,271,614)	$20,318,732	$180,797,450

Private placement (note 8)	-	-	25,289,411	-	-	25,289,411

Share-based compensation (note 8)	535,533	1,039,862	-	-	-	1,575,395

Net loss for the period	-	-	-	(4,340,880)	-	(4,340,880)

Other comprehensive income	-	-	-	-	(1,524,059)	(1,524,059)

Balance, March 31, 2016	$185,070,086	$38,255,641	$25,289,411	$(65,612,494)	$18,794,673	$201,797,317

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

30

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia), and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2015. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. During the quarter ended March 31, 2016, there were no significant changes in accounting policies or their application.

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2015. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2015.

These interim financial statements were authorized for issue by the Company’s Board of Directors on May 11, 2016.

31

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

2.	Acquisitions

Elantan, Isoket, and Deponit

On February 4, 2016, the Company completed the acquisition from UCB Pharma GmbH (“UCB”) of the nitrates business of UCB comprised of the rights to the Elantan®, Isoket® and Deponit® pharmaceutical products (the "UCB Products") in Europe and select other markets. The UCB Products were purchased pursuant to a purchase agreement entered into among the Company, one of its indirectly wholly owned subsidiaries.

The UCB Products acquired include a variety of formats, including tablet, spray, patch and injectable presentations. The UCB Products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease.

The Company acquired the exclusive rights to manufacture, market and sell the products in twenty European countries, Mexico, Turkey and South Korea. The European countries include France, Germany, Italy, Spain and the United Kingdom. Approximately 80% of revenues from the UCB Products are derived from countries where the Company’s existing products are currently sold.

The UCB Products acquisition was structured as an all cash transaction pursuant to which the Company’s wholly owned subsidiary paid a purchase price of €92 million on closing. In addition, the Company has agree to purchase existing UCB Product inventory subsequent to the closing date. The Company funded the acquisition with a combination of cash-on-hand and proceeds from a new Euro-denominated debt facility (see note 7).

The acquisition is considered to be a business combination under IFRS 3 with Merus as the acquirer and the UCB Products as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date.

Costs incurred to complete the acquisition were approximately $398,000, which were expensed during the period. The fair value of the acquired identifiable net assets was $141,413,200 (€92,000,000). The preliminary purchase price allocation to the following identifiable assets is based on their estimated fair values:

Product rights - Elantan	$73,073,734
Product rights - Isoket	38,458,242
Product rights - Deponit	29,881,224

Net assets acquired	$141,413,200

The above allocation of the purchase price is preliminary. The Company is continuing to assess and review the fair value of net assets acquired pursuant to the acquisition and finalize the associated purchase price accounting. As a result, the final allocation of the purchase price could vary significantly from the amounts used in the unaudited consolidated interim financial statements.

32

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

Surgestone, Provames, Speciafoldine and Tredemine

On March 7, 2016, the Company acquired the rights to manufacture, market and sell Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products in France from Sanofi S.A. (“Sanofi”) for a purchase price of €22.5 million. Surgestone® and Provames® are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia and Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm.

The acquisition of the Sanofi Products pursuant to the Sanofi Purchase Agreement was funded by (i) the proceeds of the special warrants (note 8), together with (ii) an additional advance under the Company’s credit facility (note 7).

The acquisition is considered to be a business combination under IFRS 3 with Merus as the acquirer and the Sanofi products as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date.

Costs incurred to complete the acquisition were approximately $1,885,000, which were expensed during the period. The fair value of the acquired identifiable net assets was $33,639,382 (€22,984,000). The preliminary purchase price allocation to the following identifiable assets is based on their estimated fair values:

Inventory	$1,646,550
Product rights - Surgestone	18,293,536
Product rights - Provames	1,369,930
Product rights - Speciafoldine	11,585,858
Product rights - Tredemine	743,509

Net assets acquired	$33,639,382

The above allocation of the purchase price is preliminary. The Company is continuing to assess and review the fair value of net assets acquired pursuant to the acquisition and finalize the associated purchase price accounting. As a result, the final allocation of the purchase price could vary significantly from the amounts used in the unaudited consolidated interim financial statements.

Salagen and Estraderm

On May 21, 2015, the Company acquired the rights to manufacture, market, and sell two established specialty pharmaceutical products in certain European and other markets.

33

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

Salagen ® (pilocarpine hydrochloride) is indicated for xerostomia following radiation therapy, in addition to Sjogren's syndrome. Estraderm MX® is a transdermal delivery format of estradiol used for symptomatic treatment of menopause.

Pursuant to the acquisition, the Company acquired the product rights, certain related intellectual property, and other information and materials required to continue marketing and selling the brands in the territories acquired. Total consideration for the product acquisition was US$29,500,000 funded from cash on hand. The transaction was accounted for as the acquisition of assets.

Costs incurred to complete the acquisition were approximately $73,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $36,439,154 (US$29,500,000 plus transaction costs) and was allocated as follows:

Product rights - Salagen	$27,818,515
Product rights - Estraderm	8,620,639

Net assets acquired	$36,439,154

3.	Derivative financial instruments

	December 31 2015	September 30 2015
Liabilities:
Forward foreign exchange contracts	$33,870	$648,326
Interest rate swap	-	245,340
Total derivative liabilities	$33,870	$893,666

In connection with its European operations, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At March 31, 2016, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $17,730,400 (September 30, 2015: $23,330,400). For the six months ended March 31, 2016, losses of $36,784 (March 31, 2015: gains of $114,124) were recognized in derivatives losses (gains) in the statements of operations in connection with these contracts.

In accordance with the terms of the Company’s long-term debt (note 7), during the second quarter of fiscal 2015 the Company entered into an interest rate swap for 50% of the outstanding balance, effectively fixing the rate on that portion of the loan at 5.72% until maturity. On January 22, 2016, the Company terminated the interest rate swap contract resulting in a payment of $296,100, which represented the fair value of the liability on the settlement date.

34

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

4.	Property and equipment

Continuity of property and equipment as at March 31, 2016 was as follows:

	Computer Equipment	Furniture and Fixtures	Manufacturing Equipment	Total
Cost at September 30, 2015	$2,762	$11,891	$127,566	$142,219
Foreign exchange differences	(32)	(22)	(1,501)	(1,555)

Cost at March 31, 2016	$2,730	$11,869	$126,065	$140,664
Accumulated Depreciation at September 30, 2015	$2,762	$7,496	$12,756	$23,014
Depreciation charge	-	1,297	6,322	7,619
Foreign exchange differences	(32)	(8)	(169)	(208)
Accumulated Depreciation at March 31, 2016	$2,730	$8,785	$18,909	$30,425

Carrying amount at September 30, 2015	$-	$4,395	$114,810	$119,205
Carrying amount at March 31, 2016	$-	$3,084	$107,156	$110,239

35

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

5.	Intangible assets

Continuity of intangible assets as at March 31, 2016 was as follows:

	Product Rights	Patents	Total
Cost at September 30, 2015	$244,406,192	$23,200,220	$267,606,412
Product acquisitions (note 2)	173,406,032	-	173,406,032
Additions arising from internal development	335,846	-	335,846
Foreign exchange differences	(7,823,918)	(273,108)	(8,097,026)

Cost at March 31, 2016	$410,324,152	$22,927,112	$433,251,264
Accumulated Amortization at September 30, 2015	$49,479,172	$16,587,950	$66,067,122
Amortization charge	13,937,339	2,572,805	16,510,144
Foreign exchange differences	(488,660)	(213,745)	(702,405)
Accumulated amortization at March 31, 2016	$62,927,851	$18,947,010	$81,874,861

Carrying amount at September 30, 2015	$194,927,020	$6,612,270	$201,539,290
Carrying amount at March 31, 2016	$347,396,301	$3,980,102	$351,376,403

6.	Provisions

	Six months ended March 31, 2016	Twelve months ended September 30, 2015
Balance at beginning of period	$167,656	$330,789
Charges	360,914	189,227
Utilization	(197,494)	(363,409)
Foreign exchange	(215)	11,049
Balance at end of period	$330,861	$167,656
Less: current portion of provisions	-	-
Non-current portion of provisions	$330,861	$167,656

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American and certain European product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, expiry of product currently in inventory, forecast sales volumes, and changes in the marketplace.

36

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

7.	Long-term debt

	March 31 2016	September 30 2015
Current

Operating line	$5,000,000	$-
Senior secured facility, €22,331,692 net of unamortized transaction costs of $1,274,004	31,721,071	15,463,595

Total	$36,721,071	$15,463,595
Non-Current

Senior secured facility, €89,326,764 net of unamortized transaction costs of $2,466,836	$129,513,458	$47,248,414

Total	$129,513,458	$47,248,414

On February 1, 2016, in connection with the acquisition of the Nitrates Portfolio and Sanofi Portfolio, the Company refinanced its existing senior secured debt facility with a new Euro-denominated facility (“Euro Facility”). The Euro Facility was advanced under an amendment and restatement to the Company's existing credit agreement. Pursuant to the terms of the amended credit agreement, the lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, comprising of a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million, which were committed in Euros upon closing of the facility at a EUR:CAD exchange rate of 1.5225.

The proceeds from the senior secured term facility were used as follows: 1) €39,408,867 ($60,000,000) was used to refinance the Old Debt Facility (see below) on close; 2) €65,681,445 ($100,000,000) was used towards the acquisition of the Nitrates Portfolio on February 4, 2016; and 3) €6,568,144 ($10,000,000) was used towards the acquisition of the Sanofi Portfolio on March 7, 2016. In addition, $6,575,609 was drawn from the senior secured revolving credit facility upon closing of the Nitrates Portfolio acquisition on February 4, 2016, which was partially repaid prior to the period end.

Finance costs of $3,955,344 were capitalized to the loan balance and will be amortized over the term of the loan using the effective interest rate method. The unamortized portion of finance costs relating to the Old Debt Facility of $1,096,102 were written off during the period as the refinancing of the Old Debt Facility was determined to be an extinguishment of debt.

37

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

The senior secured term facility has a five year term at an initial coupon rate of 4.5% per annum, decreasing as the Company de-leverages, and quarterly principal repayments starting with June 30, 2016. The senior secured revolving credit facilities are due on demand and have an interest rate of EURIBOR (0% floor) plus 4.5% per annum.

All of the Company's obligations under the amended facility are guaranteed by all material subsidiaries of the Company and are secured by the material assets of the Company and the assets of, and all equity interests in its material subsidiaries. The Euro Facility contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured credit facility during the year and at March 31, 2016.

On September 5, 2014, the Company entered into a renegotiated secured debt facility (“Old Debt Facility”) with a syndicate of Canadian lenders. The Old Debt Facility provided additional funds for the purchase of Sintrom and refinanced the Company's then-existing senior secured debt at a lower rate and extended term. The facility matured on September 5, 2019 and provided for an $80 million term loan at the Canadian BA rate plus 4.5%, or 5.3% effective rate, with principal repayments of $4,000,000 per quarter and monthly interest payments. Finance costs of $1,986,786 were capitalized to the loan balance and were amortized over the term of the loan.

In accordance with the terms of the Old Debt Facility, during the second quarter of fiscal 2015, the Company entered into an interest rate swap for 50% of the outstanding balance, effectively fixing the rate on that portion of the loan at 5.72% until maturity. The swap was unwound prior to the commencement of the new Euro Facility and all costs relating the unwinding were expensed.

38

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

8.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Six months ended March 31, 2016		Year ended September 30, 2015
	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	102,301,341	$184,534,553	81,245,724	$123,808,971
Common shares cancelled pursuant to escrow agreement	-	-	(33,333)	(68,333)
Common shares issued pursuant to prospectus offerings	-	-	20,672,750	59,562,323
Common shares issued pursuant performance share units	298,265	535,533	-	-
Common shares issued pursuant to options exercise	-	-	416,500	1,231,592
Balance, end of period	102,599,906	$185,070,086	102,301,341	$184,534,553

(b)	Special warrants

On March 1, 2016, the Company completed, on a private placement basis, an offering of 14,250,000 subscription receipts of the Company (the “Subscription Receipts”), at a price of $1.90 per Subscription Receipt, for aggregate gross proceeds of $27,075,000 (the “Offering”). The proceeds of the Subscription Receipts were held in escrow and released to the Company upon the completion of a prospective acquisition.  Upon closing of the acquisition, each Subscription Receipt was converted into one special warrant of the Company (the “Special Warrants”), with each Special Warrant being convertible into one common share of the Company. Transaction costs of $1,785,589 were incurred and have been capitalized against the proceeds from the Subscription Receipts.

On March 7, 2016, upon completion of the Sanofi products acquisition, the proceeds of the Offering, together with an advance under the Company’s amended and restated credit facility announced on February 1, 2016, were used to fund the acquisition.

(c)	Escrow shares

On December 4, 2014, the Company cancelled 33,333 shares still held in escrow pursuant to the acquisition of Orbis Pharma, Inc. As per the terms of the agreement, any shares remaining in escrow were cancelled upon termination of employment of the Company's former Chief Executive Officer in October 2014.

39

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

(d)	Prospectus offerings

On April 30, 2015, the Company completed a prospectus offering of 20,672,750 shares, including the underwriter over-allotment option, at a price of $3.05 per share for gross proceeds of $63,051,888. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $3,489,000.

(e)	Performance Share Unit Plan

In December 2014, the Company granted 800,000 Performance Share Units to an executive officer in connection with his employment agreement. The grant was subject to the Performance Share Unit Plan (the "Plan") being approved by the Board of Directors as well as regulatory and shareholder approval. In January 2015, the Board approved the Plan, subject to ratification by the shareholders, in addition to approving the grant of 150,000 Units to two other executive officers. The plan was approved by the Company's shareholders on March 26, 2015. During the prior fiscal year, 90,000 Units were forfeited in connection with a resignation, while 100,000 new Units were issued to a new executive. Share based compensation expense in the amount of $134,775 and $323,103 was recognized in the three months and six months ended March 31, 2016 (2015: $nil and $nil), respectively, in connection with these grants. The purpose of the plan is to provide the Company with greater flexibility with respect to equity compensation arrangements.

On December 10, 2015, the Company determined that performance conditions with respect to fiscal 2015 metrics had been met and, as such, authorized the issuance of a total of 298,265 shares pursuant to the grants in satisfaction of those amounts earned under the Performance Share Unit plan.

(f)	Stock option plan

The Company has reserved 10,230,134 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

During the six months ended March 31, 2016, the Company granted 1,755,000 options (2015: 1,785,000 options) to management, staff and directors, with an exercise price of 1.71 per share (2015: $1.69 to $2.73 per share). The options have a term of five years and vest over a period of two years from the date of grant.

The estimated fair value of the options granted during the three months ended March 31, 2016, using the Black-Scholes option pricing model, was $nil (2015: $1,656,798). $348,447 and $1,252,292 was expensed in the financial statements during the three months and six months ended March 31, 2016 (2015: $1,063,786 and $1,435,522), respectively, relating to current and prior period grants and has been included in share-based compensation in the statements of operations and in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

40

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

(g)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Six months ended March 31
	2016	2015

Weighted-average fair value of options	$0.97	$1.12

Risk-free interest rate	0.80%	2.0%

Volatility of the Company's common shares	69%	73%

Weighted average expected life of the options	5 years	5 years

Forfeiture rate	8.7%	0%

Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, September 30, 2014	3,465,667	$1.82

Options granted	1,935,000	1.97
Options expired	(1,006,667)	2.01
Options forfeited	(150,000)	1.73
Options exercised	(416,500)	1.76
Options outstanding, September 30, 2015	3,818,500	$1.86

Options granted	1,755,000	1.71
Options expired	(75,000)	1.64

Options outstanding, March 31, 2016	5,498,500	$1.81

41

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

The range of exercise prices for outstanding and exercisable options at March 31, 2016 are as follows:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Number Exercisable
$0.50 - $1.00	158,500	2.26	158,500
$1.01 - $1.50	100,000	2.27	100,000
$1.51 - $2.00	4,665,000	3.62	3,545,000
$2.01 - $2.50	200,000	0.81	200,000
$2.51 - $3.00	375,000	4.05	200,000
	5,498,500	3.48	4,203,500

9.	Preferred shares

On July 11, 2014, the Company completed a private placement subscription agreement to issue $10,000,000 of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor.

The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. After October 31, 2019 the dividend rate is set to increase to LIBOR plus 10% for one year. Thereafter, the dividend rate will increase to LIBOR plus 12% into perpetuity. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. Costs associated with this transaction were approximately $52,000.

Based on management’s assessment of the various components of the Preferred Shares it was determined that the entire instrument should be recorded as a liability. Accordingly, dividends paid on the Preferred Shares are included in interest expense in the statements of operations.

42

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

10.	Commitments and contingencies

(a)	Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	March 31 2016	September 30 2015
Less than 1 year	$284,293	$105,576
1 to 2 years	300,540	105,576
2 to 3 years	300,540	26,394
3 to 4 years	300,540	-
Thereafter	300,540	-
Total	$1,486,453	$237,546

Lease expense recognized during the three and six months ended March 31, 2016 was $44,823 and $94,860 (2015: $40,703 and $91,140), respectively, which has been included in general and administrative expenses in the statements of operations.

(b)	Legal proceedings

Arbitration Proceeding

In August 2014, Merus received notice of a request for arbitration from the original owner of Merus’ former Factive product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names Merus as a respondent together with Cornerstone and Vansen. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. The original owner is seeking an award for damages relating to an alleged breach of contract, as well as disgorgement of revenues and other benefits derived by the Company from sales of Factive. The Company is defending the claim and has denied any liability to the original owner. The Company and Cornerstone have each asserted claims against the other, seeking indemnity and damages related to the original owner’s claim.

(c)	Revenue based commitments

Pursuant to the Company’s exclusive license agreement with EISAI, the Company is subject to a royalty fee of 20% based on the net sales of Salagen.

Pursuant to the Company’s technology transfer and manufacturing agreement with a contract manufacturer, the Company is subject to a royalty fee based on the capsule volume of Vancocin sold.

43

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

(d)	Purchase commitments

Pursuant to the Company’s raw materials supply agreement with a contract manufacturer, the Company is committed to purchasing approximately $485,000 of product per calendar year from 2016 to 2023.

11.	Related party transactions

At March 31, 2016, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel recorded in the general and administrative line of operating expenses are as follows:

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015

Salaries	$567,532	$534,181	$1,068,679	$838,792
Share based compensation	483,222	1,063,786	1,575,395	1,435,522
	$1,050,754	$1,597,697	$2,644,074	$2,274,314

12.	Income taxes

The major components of income tax expense for the three and three months ended March 31, 2016 and 2015 are:

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015
Income tax recognized in statements of operations
Current tax	$129,877	$124,547	$261,438	$252,332
Provision for income taxes	$129,877	$124,547	$261,438	$252,332

The Company has recognized an estimated current tax expense based on an approximation of tax liabilities due with respect to its operations in Luxembourg.

44

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

13.	Management of capital

The Company includes the following in its definition of capital:

	March 31	September 30
	2016	2015
Debt comprised of:
Secured facility	$166,234,529	$62,712,009
Preferred shares	9,947,730	9,947,730

Equity comprised of:
Share capital	185,070,086	184,534,553
Special warrants	25,289,411	-
Equity reserve	38,255,641	37,215,779
Deficit and AOCI	(46,817,821)	(40,952,882)
	$377,979,576	$253,457,189

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Senior Secured Facility (refer to note 7). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its common shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

45

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

14.	Financial instruments and financial risk management

a)	Fair Value Estimation

The Company’s carrying value of cash and cash equivalents, short-term investments, trade and other receivables, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

March 31, 2016
Classification	Carrying value		Fair value
Financial assets at FVTPL	$		$
- Short-term investments		3,125		3,125
Loans and receivables
- Cash and cash equivalents		10,644,076		10,644,076
- Trade and other receivables		18,054,557		18,054,557
Other financial liabilities
- Accounts payable and accrued liabilities		9,170,146		9,170,146
- Operating line		5,000,000		5,000,000
- Long term debt		161,234,529		164,975,369
Financial liabilities at FVTPL
- Derivative liabilities		33,870		33,870

September 30, 2015
Classification	Carrying value		Fair value
Financial assets at FVTPL	$		$
- Short-term investments		3,234		3,234
Loans and receivables
- Cash and cash equivalents		40,987,177		40,987,177
- Trade and other receivables		14,202,624		14,202,624
Other financial liabilities
- Accounts payable and accrued liabilities		8,314,307		8,314,307
- Long term debt		62,712,009		64,000,000
Financial liabilities at FVTPL
- Derivative liabilities		893,666		893,666

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

46

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At March 31, 2016, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	March 31, 2016	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$3,125	$3,125	$-	$-
	$3,125	$3,125	$-	$-

Liabilities:
Derivative liabilities	$33,870	$-	$33,870	$-
	$33,870	$-	$33,870	$-

At September 30, 2015, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$3,234	$3,234	$-	$-
	$3,234	$3,234	$-	$-

Liabilities:
Derivative liabilities	$893,666	$-	$893,666	$-
	$893,666	$-	$893,666	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

47

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b)	Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Year ended September 30
At March 31, 2016	2016	2017	2018	Thereafter
Operating line	$5,000,000
Debt	16,497,537	$32,995,075	$32,995,075	$82,487,682
Accounts payable and accrued liabilities	9,170,146	-	-	-
Income taxes payable	1,386,298	-	-	-
Total	$32,053,981	$32,995,075	$32,995,075	$82,487,682

48

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

	Year ended September 30
At September 30, 2015	2015	2016	2017	Thereafter
Debt	$16,000,000	$16,000,000	$16,000,000	$16,000,000
Accounts payable and accrued liabilities	8,314,307	-	-	-
Income taxes payable	1,150,791	-	-	-
Total	$25,465,098	$16,000,000	$16,000,000	$16,000,000

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is not exposed to significant market risk given the low value of its investments.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 3.

49

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

The following financial assets and liabilities were denominated in foreign currencies at March 31, 2016 (U.S. dollar 1.2987, Euro 1.4775) and September 30, 2015 (U.S. dollar 1.3345, Euro 1.4951:

	March 31 2016	September 30 2015
Denominated in U.S. dollars
Cash and cash equivalents	3,160,085	13,206,260
Trade and other receivables	3,204,403	6,685,246
Accounts payable and accrued liabilities	(912,704)	(2,112,871)
Net assets denominated in U.S. dollars	5,451,784	17,778,635

Denominated in Euros
Cash and cash equivalents	4,000,480	13,294,546
Trade and other receivables	10,258,525	5,107,363
Accounts payable and accrued liabilities	(4,450,541)	(4,148,804)
Long-term debt	(164,975,369)	-
Income taxes payable	(1,386,298)	(1,150,791)
Net assets denominated in Euros	(156,553,203)	13,102,314

The following table shows the estimated sensitivity of the Company’s total comprehensive gain (loss) for the period ended March 31, 2016 from a change in foreign currencies with all other variables held constant as at March 31, 2016:

	Change in net after-tax	Change in net after-tax
Percentage change in	gain from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$(3,376,628)	$3,376,628
4%	(6,753,257)	6,753,257
6%	(10,129,885)	10,129,885
8%	(13,506,514)	13,506,514
10%	(16,883,142)	16,883,142

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash and cash equivalents and short-term investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

50

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at Euribor plus 4.5%. The Company's exposure to interest rate movements can be minimized through facilities under its credit agreement, whereby 50% of the loan value may be fixed through an interest rate swap through maturity. Management intends on entering into a swap arrangement during the fiscal year and therefore it is management’s opinion that the Company is not exposed to significant interest rate risk. At March 31, 2016, the Company held no interest-bearing investments.

15.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015
Canada	$1,095,139	$1,530,268	$2,959,513	$3,383,036
International	18,608,414	11,150,218	32,669,891	19,925,427
	$19,703,553	$12,680,486	$35,629,404	$23,308,463

Other than Canada, the Company derived more than 10% of its revenues in the six months ended March 31, 2016 or six months ended March 31, 2015 period from Germany and Spain. Revenues in Germany of $6,814,799 (2015: $7,128,109) and Spain of $8,710,864 (2015: 3,506,845) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents and property and equipment, detailed as follows:

	March 31	September 30
	2016	2015
Canada	$2,276,875	$2,979,402
International	349,209,767	198,679,093
	$351,486,642	$201,658,495

51

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

16.	Prior period reclassification

Preferred Shares

During the year ended September 30, 2014, the Company issued $10,000,000 of Series A convertible preferred shares (see note 12). The preferred shares pay a dividend of 8% per annum, subject to adjustments after October 31, 2019 as described in note 9. The preferred shares were originally treated as a component of equity. Due to the non-discretionary nature of the dividends, it was determined that the entire instrument should have been treated as a liability from inception. Accordingly, the fair value of the instrument at inception should be recorded as a liability. Any dividends declared should be recorded through profit and loss. The comparatives of the prior period have been adjusted to reflect this.

Foreign Exchange Losses (Gains) and Derivative Losses (Gains)

The Company enters into forward foreign exchange contracts from time to time to hedge its foreign currency exposures. Historically, the Company has included any gains and losses with respect to the settlement and fair value mark-to-market adjustments of these contracts in the foreign exchange losses (gains) line on the statement of operations. To conform to the authoritative guidance and industry practise, certain amounts have been reclassified from foreign exchange gains to derivative losses (gains) in the prior year to conform to current year presentation. There has been no impact to net income or deficit as a result of this reclassification.

Selling and Marketing and General and Administrative Expenses

The operating expense line item sales and marketing in the Company’s statement of operations has historically included any direct marketing activities related to the Company’s products (e.g. sales force, marketing materials, conferences, etc.). The operating expense line item general and administrative however has historically combined all other expenses related to the Company’s products (i.e. distribution, customs, regulatory, IP maintenance, third-party logistics/warehousing, etc.) as well as traditional general and administrative costs associated with the Company’s administrative operations (i.e. salaries and benefits, professional and consulting fees, public company costs, travel, leases, share-based-compensation, etc.).

Based on Management’s internal approach for analysing the Company’s financial performance as well as feedback from investors and analysts, Management has determined that the relevance, reliability, and comparability of the Company’s financial statements can be improved by reclassifying all costs directly related to the selling and marketing function for the Company’s products from general and administrative to selling and marketing expenses. Further, the addition of a separate line for share-based compensation in the statement of operations will further improve the relevance and reliability of the general and administrative expense line item. There has been no impact to net income or deficit as a result of this reclassification.

Thus, certain amounts have been reclassified from general and administrative to selling and marketing and share-based compensation in the prior year to conform to current year presentation.

52

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

Impact of Reclassification

The impact of the above reclassification adjustments have been summarized below. These reclassification adjustments impact net income (loss) and by extension equity (accumulated deficit only), therefore adjustments to the statement of equity have also been disclosed.

For the three months ended March 31, 2015	As previously reported	Adjustment	As restated

Statement of Operations:
Revenues	$12,680,486	-	$12,680,486
Cost of goods sold	1,443,086	-	1,443,086
Gross margin	11,237,400	-	11,237,400

Operating expenses:
Selling and marketing	180,116	165,218	345,334
General and administrative	2,731,918	(1,229,004)	1,502,914
Share-based compensation	-	1,063,786	1,063,786
Amortization of intangible assets	5,735,439	-	5,735,439
Depreciation	3,780	-	3,780
Foreign exchange gains	(1,091,444)	100,122	(991,322)
	7,559,809	100,122	7,659,931

Operating income	3,677,591	(100,122)	3,577,469

Interest expense, net	1,388,778	401,096	1,789,874
Derivative losses (gains)	-	(100,122)	(100,122)
Investment income	(467)	-	(467)

Income before income taxes	2,289,280	(401,096)	1,888,184

Income tax expense	124,547	-	124,547

Net income for the period	$2,164,733	(401,096)	$1,763,637

53

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

For the six months ended March 31, 2015	As previously reported	Adjustment	As restated

Statement of Operations:
Revenues	$23,308,463	-	$23,308,463
Cost of goods sold	2,702,758	-	2,702,758
Gross margin	20,605,705	-	20,605,705

Operating expenses:
Selling and marketing	485,499	464,538	950,037
General and administrative	4,607,290	(1,900,060)	2,707,230
Share-based compensation	-	1,435,522	1,435,522
Amortization of intangible assets	11,687,922	-	11,687,922
Depreciation	7,691	-	7,691
Foreign exchange gains	(1,362,516)	134,376	(1,228,140)
	15,425,886	134,376	15,560,262

Operating income	5,179,819	(134,376)	5,045,443

Interest expense, net	2,979,410	401,096	3,380,506
Derivative losses (gains)	-	(134,376)	(134,376)
Investment income	(612)	-	(612)

Income before income taxes	2,201,021	(401,096)	1,799,925

Income tax expense	252,332	-	252,332

Net income for the period	$1,948,689	(401,096)	$1,547,593

For the six months ended March 31, 2015	As previously reported	Adjustment	As restated

Statement of Changes in Equity (Accumulated deficit)
Balance, September 30, 2014	$(61,033,735)	-	$(61,033,735)
Net income for the period	1,948,689	(401,096)	1,547,593
Dividends to preferred shareholders	(401,096)	401,096	-
Balance, March 31, 2015	$(59,486,142)	-	$(59,486,142)

54

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the six and three months ended March 31, 2016 and 2015

17.	Net Investment in Foreign Operation

The Company previously recognized any foreign exchange gains and losses on its intercompany loans in other comprehensive income as it considered these amounts as part of its net investment in a foreign operation. These intercompany loans have since been started to be repaid and as such the Company expects that going forward they will be settled. Accordingly, these loans no longer meet the definition of a net investment in a foreign operation under IAS 21. Prospectively, any foreign exchange gains and losses on these loans will be recorded through net income. Any historical amounts ($9,822,703 accumulated gain) recorded will be recycled out of AOCI on the disposal of the foreign operations.

55